CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

November 17, 2009

TSX Venture Exchange Symbol: CMA

 OTC Bulletin Board CRMXF

 U.S. 20-F Registration:  000-29870

 Frankfurt Stock Exchange:  DFL

CREAM MINERALS REPORTS VERY POSITIVE METALLURGICAL

TEST RESULTS FOR NUEVO MILENIO

94% GOLD RECOVERY AND 90% SILVER RECOVERY

EMPLOYING SCOPING FLOTATION AND CYANIDATION OF TAILINGS

Vancouver, BC – November 17, 2009 - Cream Minerals Ltd. (TSX-V - CMA) ("Cream" or the "Company") is pleased to announce the completion of four preliminary Metallurgical Tests.  The tests were conducted by Inspectorate America Corporation on samples derived from Nuevo Milenio.  The best results were obtained by a combination of Flotation with one cleaning circuit followed by cyanidation of the flotation tailings producing a recovery  of 94% for gold and 90% for silver. These are very encouraging test results and indicate the probability of very high gold and silver recovery rates for Nuevo Milenio.

The purpose of the tests was to obtain initial results on gold and silver recovery on samples obtained from Nuevo Milenio and to establish parameters for further detailed metallurgical tests. The samples were taken from fresh and partially oxidized mineralized zones at Nuevo Milenio. Test materials were collected from historical Spanish workings on Dos Hornos 1 (cross-cut adit 4, Shaft 5 Sublevel 3), Veta Tomas ((Shaft 12) and Once Bocas (Stope).  The samples were shipped to Inspectorate America Corp., Exploration & Mining Services, PRA Metallurgical Division of Richmond, B.C., Canada, which conducted the metallurgical tests.

The initial Metallurgical Tests consisted of Cyanide Bottle roll tests, a Scoping Flotation test with one Cleaner circuit, followed a Cyanide Leach of the flotation tailings and a Thiosulfate Leach Test.

The following represent the average recovery for each test completed:

1)

Cyanide Bottle Roll Test – 24 hours:

Gold

89%

Silver

62%

Cyanide Bottle Roll Test – 72 hours:

Gold

94%

Silver

78%

2)

Scoping Flotation Test, one cleaning circuit:

Gold

66%

Silver

81%

3)

Cyanide Bottle Roll Test of Flotation Tails:

Gold

88%

Silver

56%

4)

Scoping Flotation and Cyanidation of Tailings:

Gold

94%

Silver

90%

5)

Thiosulfate Leach:

Gold

21%

Silver

76%

The tests results show that mineralization from Nuevo Milenio is amenable to both, Cyanide leach and or Flotation recovery techniques, followed by the Cyanide leach of flotation tailings.

Additional tests are required to determine the effect of a Gravity circuit on total gold recovery and to reduce retention time in the Cyanide leach circuit and / or enhance gold recovery in the flotation tests. Further tests would include a second or third cleaning circuit in the flotation test to increase silver recovery and a gravity circuit to scalp off coarse gold. These adjustments may be sufficient to upgrade gold and silver recovery to an acceptable level without the Cyanidation of flotation tailings. The Leach results are based on a 72 hour leach cycle from composite underground channel samples. The average particle size was 80% at 72 micrometers (passing 200 mesh screen). The average consumption of Cyanide (NaCN) was 0.92 kg/ton and average consumption of Lime was 1.68 kg/t. To view the sample data and details of the test results please click on www.creamminerals.com

Cream Minerals Ltd. and Roca Mines Inc. entered into an option agreement on July 24, 2009 under which Roca Mines agrees to spend $US12 million on the Nuevo Milenio Project by July 24, 2013 to earn a 50% interest. Roca Mines Inc. has a second option to earn a further 20% interest by funding a NI 43-101 Compliant feasibility study for a total interest of 70% in the Nuevo Milenio property. The NI 43-101 Compliant feasibility study must be completed within three years of the date Roca Mines Inc. provides notice to Cream of its intention to proceed with the second option.

Mr. Ferdinand Holcapek, P. Eng., Director and Administrator General, Cream Minerals De Mexico, SA de CV, supervises exploration programs on the Nuevo Milenio Project. He is responsible for all technical reporting and is the Company's "Qualified Person" for the purpose of National Instrument NI 43-101.

For further information, please contact:

Frank A. Lang, BA, MA, P.Eng.

Chairman of the Board

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”

Cautionary Language and Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.